Exhibit No. EX-99.h.4.i

AMENDED AND RESTATED FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED AGREEMENT made this      day of March, 2007 and effective March 30, 2007, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as listed on Schedule A of this Agreement (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”) (formerly Dimensional Fund Advisors Inc.), amending and restating the Amended and Restated Fee Waiver and Expense Assumption Agreement dated July 19, 2002.

WHEREAS, DFA has entered into Administration Agreements or Investment Advisory Agreements, as applicable, with the Fund, pursuant to which DFA provides various services for the Portfolios, and for which DFA is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and DFA have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of those Portfolios of the Fund listed on Schedule A of this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by DFA. DFA agrees to reduce all or a portion of its administration fee or investment advisory fee, as applicable, for each Portfolio listed on Schedule A, and if necessary (for each Portfolio other than the DFA Short-Term Municipal Bond Portfolio), to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each such Portfolio, such fee waiver and assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses of each Portfolio to the rate reflected in Schedule A of this Agreement for each Portfolio (“Annualized Expense Ratio”).

2.	Duty to Reimburse DFA. If, at any time, a Portfolio’s annualized expenses are less than the Annualized Expense Ratio listed on Schedule A of this Agreement, the Fund, on behalf of a Portfolio, shall reimburse DFA for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Portfolio’s Annualized Expense Ratio to exceed the limit on Schedule A of this Agreement. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse DFA for waived fees or expenses that were assumed by DFA more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by DFA without the prior consent of the Fund.

4.

Duration and Termination. This Agreement shall continue in effect until April 1, 2008 for each Portfolio, and shall continue in effect from year to year thereafter for each Portfolio, unless and until the Fund or DFA notifies the other party to the

Agreement, at least thirty days prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement for a Portfolio. This Agreement shall automatically terminate, with respect to a Portfolio, upon the termination of the Administration Agreement or Investment Advisory Agreement, as applicable, between DFA and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title:

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SCHEDULE A

Portfolio	Annualized Expense Ratio (as a percentage of average net assets)
U.S. Large Company Portfolio	0.15	%*
U.S. Small XM Value Portfolio	0.50	%*
International Small Company Portfolio	0.45	%**
Japanese Small Company Portfolio	0.47	%***
United Kingdom Small Company Portfolio	0.47	%***
Continental Small Company Portfolio	0.47	%***
Asia Pacific Small Company Portfolio (formerly, Pacific Rim Small Company Portfolio)	0.47	%***
Tax-Managed U.S. Equity Portfolio	0.22	%****
DFA Short-Term Municipal Bond Portfolio	0.30	%*****
DFA Inflation-Protected Securities Portfolio	0.20	%******
Emerging Markets Social Core Portfolio	0.85	%******

*	For each of these Portfolios, DFA has agreed to waive its administration fee and to assume the Portfolio’s direct and indirect expenses (including the expenses the Portfolio bears as a shareholder of its master fund) to the extent necessary to limit the Portfolio’s expenses to the rate listed above for such Portfolio.
**	For the International Small Company Portfolio, DFA has agreed to waive its administrative fee and to assume the Portfolio’s other direct expenses (not including expenses incurred though its investment in other investment companies) to the extent necessary to limit the Portfolio’s direct expenses (not including expenses incurred through its investment in other investment companies) to the rate listed above for the Portfolio.
***	For each of these Portfolios, DFA has agreed to waive its administration fee and to assume the Portfolio’s other direct expenses to the extent necessary to limit the Portfolio’s direct expenses to the rate listed above for such Portfolio.
****	For the Tax-Managed U.S. Equity Portfolio, DFA has agreed to waive its administration fee and to assume the Portfolio’s expenses (up to the amount of fees paid to DFA based on the Portfolio’s assets invested in its master fund) to the extent necessary to reduce the Portfolio’s expenses when its total operating expenses exceed the rate listed above for such Portfolio.
*****	For the DFA Short-Term Municipal Bond Portfolio, DFA has agreed to waive its management fee to the extent necessary to reduce the Portfolio’s expenses (not including expenses incurred through investment in other investment companies) (“Portfolio Expenses”) when its Portfolio Expenses exceed the rate listed above for the Portfolio.
******	For each of these Portfolios, DFA has agreed to waive all or a portion of its management fee and to assume the ordinary operating expenses of the Portfolio (excluding the expenses the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses on an annualized basis to the rate listed above for such Portfolio.

Dated: July 19, 2002, as amended December 15, 2006 and March 23, 2007 (to become effective March 30, 2007).

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